Exhibit 3.3

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

LIQUIDIA TECHNOLOGIES, INC.

Pursuant to Section 242 of the General Corporation Law

of the State of Delaware

LIQUIDIA TECHNOLOGIES, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.                                      Article IV, Section A of the Amended and Restated Certificate of Incorporation of the Corporation as filed with the Secretary of State of the State of Delaware on February 2, 2018 (the “Certificate of Incorporation”) is hereby amended and restated in its entirety to read as follows:

“A.                              Authorization of Stock.  This Corporation is authorized to issue 449,540,280 shares of capital stock, $0.001 par value per share, of which 265,000,000 shares shall be Class A Voting Common Stock, 330,664 shares shall be Class B Nonvoting Common Stock (the Class A Voting Common Stock and the Class B Nonvoting Common Stock are herein referred to collectively as the “Common Stock”), and 184,209,616 shares shall be Preferred Stock (the “Preferred Stock”), of which 1,974,430 shares shall be designated as Series A Preferred Stock (the “Series A Stock”), 1,834,862 shares shall be designated as Series A-l Preferred Stock (the “Series A-l Stock”), 4,620,123 shares shall be designated as Series B Preferred Stock (the “Series B Stock”), 17,102,578 shares shall be designated as Series C Preferred Stock (the “Series C Stock”), 21,254,306 shares shall be designated as Series C-1 Preferred Stock (the “Series C-1 Stock”) and 137,423,317 shares shall be designated as Series D Preferred Stock (the “Series D Stock”). Effective upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), every 16.8273325471348 shares of Common Stock then issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Time shall automatically be combined into one (1) share of Common Stock, without any further action by the holders of such shares (the “Reverse Stock Split”). The Reverse Stock Split will be effected on a certificate-by-certificate basis, and any fractional shares resulting from such combination shall be rounded down to the nearest whole share on a certificate-by-certificate basis. No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Corporation’s Board of Directors. The Reverse Stock Split shall occur automatically without any further action by the holders of the shares of Common Stock and Preferred Stock affected thereby. All rights, preferences and privileges of the Common Stock and the Preferred Stock shall be appropriately adjusted to reflect the Reverse Stock Split in accordance with this Certificate of Incorporation.”

2.                                      The foregoing amendment of the Certificate of Incorporation has been duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

3.                                      This amendment to the Certificate of Incorporation shall be effective on and as of the filing date of this Certificate of Amendment with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by its duly authorized officer, and the foregoing facts stated herein are true and correct.

Dated: July 19, 2018	LIQUIDIA TECHNOLOGIES, INC.

	By:	/s/ Neal F. Fowler
	Name:	Neal F. Fowler
	Title:	Chief Executive Officer